Exhibit (a)(5)(J)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SABA SALEEMI, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

COMPLETE GENOMICS, INC., CLIFFORD A. REID, C. THOMAS CASKEY, CHARLES P. WAITE, JR., LEWIS J. SHUSTER, ROBERT T. WALL, BGI-SHENZHEN, and BETA ACQUISITION CORPORATION,

Defendants.

C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for his class complaint against defendants, alleges upon knowledge as to his own acts and upon information and belief as to all other matters as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of himself and the other public shareholders of Complete Genomics, Inc. (“Complete Genomics” or the “Company”) against Complete Genomics and the members of its Board of Directors (the “Board”) arising out of their agreement to sell Complete Genomics to BGI-Shenzhen (“BGI”) in a transaction valued at approximately $117.6 million (the “Proposed Transaction”). On September 17, 2012, Complete Genomics entered into an agreement and plan of merger (the “Merger Agreement”), whereby BGI, through its wholly owned subsidiary, Beta Acquisition Corporation (collectively, the “Buyer”), will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Complete Genomics’ common stock at a purchase price of $3.15 per share (the “Offer Price”).

2. On September 25, 2012, BGI filed a tender offer statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (“SEC”), commencing the Tender Offer to acquire all of the outstanding shares of Complete Genomics’ common stock at the Offer Price. The Tender Offer is scheduled to expire at 12:00 midnight (New York City time) on October 23, 2012.

3. Following completion of the Tender Offer, the Proposed Transaction will be consummated through a back-end merger, whereby Beta Acquisition Corporation will merge with and into Complete Genomics, with Complete Genomics surviving as a wholly owned subsidiary of BGI. Upon completion of the Proposed Transaction, each issued and outstanding share of Complete Genomics’ common stock (other than shares of Complete Genomics stock tendered and accepted for payment in the Tender Offer) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

4. The Board has approved the Offer Price as fair and advisable to, and in the best interests of, Complete Genomics’ shareholders, approved the Proposed Transaction under the terms and conditions contained in the Merger Agreement and Tender Offer Statement, and recommended that the Company’s shareholders tender their shares to the Buyer. Complete Genomics expects the Proposed Transaction to close early next year.

5. The Proposed Transaction is the product of a flawed process designed to ensure the sale of the Company to the Buyer at a price substantially below the fair and inherent value of the Company under terms and conditions preferential to the Buyer and individual defendants, but detrimental to the Company’s shareholders.

6. In approving the Proposed Transaction and recommending that the Company’s shareholders approve the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class. Plaintiff seeks injunctive relief herein, inter alia, to enjoin consummation of the Proposed Transaction.

PARTIES

7. Plaintiff Saba Saleemi (“Plaintiff”) is the owner of Complete Genomics common stock, which he has held at all times relevant hereto.

8. Defendant Complete Genomics is a corporation organized under the laws of Delaware with its corporate headquarters located at 2071 Stierlin Court, Mountain View, California 94043. Founded in 2005, Complete Genomics is a life sciences company that develops and commercializes a DNA sequencing platform for human genome sequencing and analysis. Complete Genomics has become an innovate leader in whole human genomic sequencing, providing the most accurate whole human genome sequencing today. Its human genome sequencing services are used in various applications, including cancer research, Mendelian disease research, rare variant disease research, translational research, clinical trial optimization, and companion diagnostic discovery. Complete Genomics serves academic research centers, government research centers, biopharmaceutical companies, and healthcare providers. Complete Genomics currently owns approximately half of the human DNA sequencing business in the United States.

9. Defendant Clifford A. Reid (“Reid”) is a member of the Board and has served as Complete Genomics’ President and Chief Executive Officer and as Chairman of the Board since July 2005. Defendant Reid is a co-founder of Complete Genomics.

10. Defendant C. Thomas Caskey (“Caskey”) is a member of the Board and has served as a director since August 2009.

11. Defendant Charles P. Waite, Jr. (“Waite”) is a member of the Board and has served as a director since March 2006.

12. Defendant Lewis J. Shuster (“Shuster”) is a member of the Board and has served as a director since April 2010.

13. Defendant Robert T. Wall (“Wall”) is a member of the Board and has served as a director since September 2010.

14. Defendants Reid, Caskey, Waite, Shuster, and Wall are collectively referred to herein as the “Individual Defendants.”

15. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to the Company’s shareholders. As alleged herein, the Individual Defendants have breached their fiduciary duties by failing to act in the best interests of Complete Genomics’ shareholders.

16. Defendant BGI is a privately owned international genomics company based in Shenzhen, China. Founded in 1999 in Beijing, China, BGI includes both nonprofit genomic research institutes and sequencing application commercial units that provide comprehensive sequencing and bioinformatics services for medical, agricultural, and environmental applications. BGI operates genome sequencing centers worldwide, which support genetic research into agriculture, animals, and humans. BGI has a U.S. subsidiary, BGI Americas, headquartered in Cambridge, Massachusetts.

17. Defendant Beta is a Delaware corporation and a wholly owned subsidiary of defendant BGI formed for the sole purpose of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of Complete Genomics stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are the defendants named herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

19. This action is properly maintainable as a class action.

20. The Class is so numerous that joinder of all members is impracticable. As of September 21, 2012, there were 34,438,136 issued and outstanding shares of Complete Genomics common stock, likely owned by hundreds or thousands of shareholders.

21. There are questions of law and fact that are common to the Class and predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) Whether defendants have breached, or aided and abetted any breach of fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of loyalty and care;

(b) Whether the Offer Price is unfair, inadequate, and provides value to Plaintiff and the other members of the Class below the fair and inherent value of the Company; and

(c) Whether Plaintiff and the other members of the Class will be irreparably harmed if the Proposed Transaction complained of herein is consummated.

22. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

24. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

25. On September 17, 2012, Complete Genomics announced that it had entered into the Merger Agreement and recommended to the Company’s shareholders that they accept the Tender Offer and tender their shares into the Tender Offer.

26. On September 25, 2012, the Buyer filed the Tender Offer Statement and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”), which included the Board’s recommendation that the Company’s shareholders accept the Tender Offer and tender their shares to the Buyer to consummate the Proposed Transaction. According to the Tender Offer Statement, the Board has:

(i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the Merger.

27. Completion of the Tender Offer is conditioned upon the satisfaction of various conditions, including at least a majority of the outstanding shares of Complete Genomics stock being tendered to the Buyer, the termination of any waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance by the Committee on Foreign Investment in the United States, and the approval of certain governmental authorities in the People’s Republic of China.

28. The Tender Offer will expire at 12:00 midnight (New York City time) on October 23, 2012, unless the Tender Offer is extended in accordance with the Merger Agreement, as discussed below.

29. The Proposed Transaction is the product of a flawed process designed to ensure the sale of the Company to the Buyer at a price substantially below the fair and inherent value of the Company under terms and conditions preferential to the Buyer, but detrimental to the Company’ shareholders.

The Offer Price is Unfair, Inadequate, and Provides Value to the Company’s

Shareholders Substantially Below the Fair and Inherent Value of the Company

30. In its September 17, 2012 press release announcing the Proposed Transaction and corresponding Form 14D-9 filed with the SEC, Complete Genomics stated that “[t]his purchase price represents approximately a 54% premium to the $2.04 closing price per share of Complete common stock on June 4, 2012, the last trading day prior to Complete’s announcement that it was undertaking an evaluation of strategic alternatives to secure the financial resources needed for continued commercialization of our technology.” However, this misleads the Company’s shareholders into believing that the Offer Price will provide a higher value premium for their shares of Company stock than it will actually yield. Indeed, as current trading prices of Complete Genomics stock reveal, a premium of 54% will not be realized by shareholders should the Proposed Transaction be consummated.

31. Complete Genomics’ common stock has traded at the Offer Price as recently as September 10, 2012, only five trading days before the Proposed Transaction was announced, when it traded at $3.15 per share. On the preceding two trading days, Complete Genomics’ common stock traded at prices above the Offer Price, reaching $3.24 per share on September 7, 2012 and $3.30 per share on September 6, 2012. As such, the Offer Price offers a negative premium to the Company’s shareholders based on the Company’s recent trading prices prior to the Proposed Transaction’s announcement.

32. In an effort to dismiss the significance of the Company’s recent stock trading prices being above the Offer Price, the defendants cited the $2.04 trading price on June 4, 2012, the last trading day prior to Complete Genomics’ announcement that it was evaluating strategic alternatives, as being the benchmark for assessing the premium being offered to shareholders by the Offer Price. However, this strategy is misleading and fails to account for the trading price of Complete Genomics’ common stock just prior to that June 4, 2012 announcement. Indeed, on May 29, 2012, only four trading days before the Company’s June 4 announcement about undertaking an evaluation of strategic alternatives, Complete Genomics’ common stock traded at above the Offer Price, reaching $3.20 per share. On the preceding trading day, May 25, 2012, Complete Genomics’ common stock traded at $3.32 per share. Complete Genomics’ common stock was thus trading at above the Offer Price just four days prior to the Company’s June 4 announcement and again just five days prior to the Proposed Transaction’s announcement.

33. Although defendants appraise the Offer Price based on an isolated trading day on June 4, 2012, a more extensive look into the current and historical trading prices of Complete Genomics stock exposes the unfairness and inadequacy of the Buyer’s Offer Price. In fact, the Offer Price will provide shareholders with a premium well below the 54% premium that the defendants cited in their announcements in order to generate shareholder approval of the Proposed Transaction.

34. The sale of the Company to the Buyer was timed to allow the Buyer to acquire the Company while the Company’s stock was temporarily undervalued due to short-term challenges the Company faced at the end of 2011. During the first three quarters of 2011, Complete Genomics’ common stock consistently traded at prices between $7.00 per share and $18.55 per share, reaching a trading high of $18.55 per share on June 6, 2011. However, during the second half of 2011, Complete Genomics began facing challenges relating to pricing issues in the market which caused Complete Genomics to report increases in net losses and decreases in revenue. Consequently, the Company’s stock reached a trading low of $2.75 per share on December 30, 2011.

35. Notwithstanding these financial challenges, the Company maintained continued optimism that such challenges were temporary and that the Company was poised for long-term technological advancements and business growth beginning in the second half of 2012.

36. During its third quarter 2011 earnings call held on November 7, 2011, the Company reported a net loss of $21.6 million for the third quarter of 2011. In discussing the temporary nature of the challenges faced by the Company in that quarter and the new technological developments and business growth expected by the Company in 2012, defendant

Reid explained:

Finally, we continue to make progress in offering diploid genomes and achieving CLEA certification of our facilities, both of which we expect to occur around mid 2012. These new developments are important steps toward addressing the emerging clinical applications for whole genome sequencing.

We’re disappointed by the delay of some planned shipments in the fourth quarter but we continue to be encouraged by our growth in new customers, the growth in overall market demand for whole genome sequencing and our promising new offerings in cancer and diploid sequencing for translational and clinical applications in 2012 and beyond.

Well, our outlook on pricing has changed a bit, just because prices came down so precipitously over the past year and nearly over the past two years, frankly faster than we expected and I think many folks in the community expected, that we think we are approaching a more steady state pricing a little bit quicker than we otherwise would have. . . . So while we’ve seen this really rapid price decline in 2011, we do expect that rate of price decline to moderate in 2012.

(Emphasis added).

37. Furthermore, when asked for an update on the revolutionary technology called long fragment read (“LFR”) that Complete Genomics was in the process of developing, defendant Reid stated that “it is our, one of our absolutely top priorities as a technology development. And the pre-commercial results that we’ve seen are everything we’ve hoped. So it’s a technology we’re investing in heavily.” Once developed, this innovate LFR technology would provide Complete Genomics with more accurate sequencing technology than all of its competitors.

38. In a presentation given at the Cowen & Co. Healthcare Conference held on March 7, 2012, Ajay Bansal (“Bansal”), the Company’s Chief Financial Officer (“CFO”), stated that, “from an investment highlights perspective, we believe that through our business model and through our focus on whole genome sequencing and the quality of the sequence that we offer, that we offer a compelling customer value for whole genome sequencing, proven customer adoption, over 125 customers to date since launch of our commercial operations, 8,000 genomes ordered in 2011 for roughly about $39 million.” Bansal further represented that, “[w]e believe we have a good competitive position, especially given our laser sharp focus on whole genome sequencing and the accuracy of the data that we deliver to our customers.”

39. During its fourth quarter 2011 earnings call held on March 8, 2012, the Company reported a net loss of $22.3 million for the fourth quarter of 2011, compared to a $10.3 million net loss for the fourth quarter of 2012. The Company also reported revenue of $2.5 million, down 46% compared to $3.8 million in the fourth quarter of 2010. In identifying the challenges faced by the Company’s business and financial results towards the end of 2011, defendant Reid explained that “2011 was both a gratifying and a very challenging year for us. . . . on the challenging side, the rate of price decline in 2011 was significantly more rapid than we had anticipated. Additionally, our revenues in genome shipments in 2011 were impacted by our sample preparation lab expansion delays at the end of the year.”

40. However, despite the short-term challenges faced by the Company in 2011, defendant Reid reported that “we start 2012 with a healthy backlog of $28 million and 5,800 genomes.”1 In addition, defendant Reid announced that “more independent data regarding the accuracy of our technology is beginning to emerge. A paper published in Nature Biotech in December of 2011 by researchers at Stanford University documented the results of a head-to-head comparison of Complete Genomics’ sequencing accuracy versus Illumina’s.” Defendant Reid further reported that “[l]ooking at recent developments, last month, we announced that we had been selected to provide outsourced, whole human genome services by the Mayo Clinic’s Center for Individualized Medicine.”

[1]

The Company defines backlog “as the number of genomes for which customers have placed orders or entered into contracts with volume estimates that we believe are firm and for which no revenue has yet been recorded.”

41. With respect to the Company’s progress in developing its LFR technology, defendant Reid announced:

Turning on to internal programs, we’ve made good progress in advancing our long-fragment [ph] read-E (6:47) or LFR technology. We now have over 10 collaborations under way to both evaluate potential applications and to further optimize our technology. This technology will enable both increased accuracy and diploids phasing of the genome. Our initial data suggest that LFR will enable accuracy of Q70, and that means 1 error per 10 million [ph] bases (7:11). We continue to work on process development to enable large-scale deployment of this technology. I expect to offer LFR commercially to the clinical market in early 2013.

(Emphasis added).

42. During the fourth quarter 2011 earnings call, defendant Reid remarked, “[i]n summary, we entered 2012 with a solid backlog, and while our order and sample flow continues to be lumpy, we are encouraged by our growing customer base and by the emergence of translational and clinical applications in 2012 and beyond.”

43. During the Barclays Capital Global Healthcare Conference held on March 14, 2012, defendant Reid boasted that “[w]e have the most accurate sequencing technology available . . . Our accuracy is now well in excess of 99.999%.” Defendant Reid also explained the key challenges faced by the Company in 2011 and the reasons why the Company was poised to generate increased business and revenue in the immediate future, stating:

The key challenge we had in 2011, the reason why our revenue results were not as strong as we had anticipated was price. Prices came down dramatically in 2011 compared to 2010. Indeed they’ve been coming down by roughly a factor of two every year. We now see signs that the price decline is modulating and slowing down, and we’re very pleased to see that indeed.

We also see that the market is now segmenting itself into research genomes and clinical genomes. Clinical genomes will be priced higher. It’ll be done in CLIA lab to a much higher standard of quality and quality control. So whereas we see the price of research genomes will continue to come down gently, we think clinical genomes are going to plateau pretty soon.

We estimate the demand in the whole human genome world going up in concert with the prices coming down. And you see that, by these estimates, the total demand for whole human genomes is going up by about a factor of five every year. So prices coming down by a factor of two, demand going up by a factor of five implies the dollar volume of the market’s growing at about 150% a year.

(Emphasis added).

44. Defendant Reid also promoted a positive outlook for improved financial performance and business growth for the Company in 2013 by announcing the Company’s progress in developing its groundbreaking LFR technology. In calling this new revolutionary technology unique to the market, defendant Reid explained:

And finally, we’re developing a radical new technology called long fragment read technology that basically turns our short reads into long reads. The reason to do that is to phage the genome. And that – what that means is independently sequence the two sets of parental chromosomes. Every cell in your body has a full genome from your mom and a full genome from your dad. And everybody’s current technology combines the two. We’ve developed and patented a technology for separating them out, so physicians will be able to see mom’s genomes and dad’s genome and your genome separately. This is very important for clinical accuracy – less so for research accuracy, but very important for clinical accuracy. We think we’ll uniquely be able to offer this in the market in 2013.

(Emphasis added).

45. Defendant Reid concluded his presentation at the Barclays Conference by expressing optimism that the Company’s research business will “grow nicely” and stating:

So the key highlights of the company is we have a compelling customer value. This combination of technology purely optimized for whole human genome sequencing gives a better result. And a business model that enables a customer to do this without having to invest heavily in hardware, software, biochemistry and expertise is a better model for everyone who doesn’t have $100 million to spend on hardware and systems. The customers have proven they love it. 125 customers now. We just took orders for 8,000 genomes in 2011. Our competitive position we think is very strong. As the laser-focused company doing the best job of sequencing whole human genomes, we have a very efficient production model. It’s a very small room that will be able to generate a million whole human genomes within I would say five years or so.

(Emphasis added).

46. In a press release issued by Complete Genomics on May 7, 2012 announcing its financial results for the first quarter of 2012, the Company reported revenue of only $3.9 million, compared to $6.8 million for the first quarter of 2011. However, the Company also reported a backlog as of March 31, 2012 of approximately 5,700, including 1,000 genomes booked in the first quarter, representing an aggregate revenue potential of approximately $27 million.

47. On July 11, 2012, the Company issued a press release titled “Complete Genomics Announces New Technology Developed to Set Standard for Clinical-Grade Genomes,” announcing that its newly developed LFR technology had received two patents by the U.S. Patent and Trademark Office and was expected to be incorporated into the Company’s sequencing offerings in early 2013. According to the press release, this innovative technology “dramatically improves accuracy, enables fully-phased genomes, and significantly reduces the amount of DNA required for testing.”

48. Radoje Drmanac, Chief Scientific Officer of the Company, touted the new LFR technology as “represent[ing] a 10-fold increase in the accuracy for complete and is unmatched by any high-sensitivity method currently available.” Defendant Reid also proclaimed that “[w]e expect the introduction of this technological breakthrough to accelerate the move of whole genome sequencing into patient care, which in turn will begin to change the face of medicine.”

(Emphasis added).

49. The July 11, 2012 press release further detailed how this new LFR technology would revolutionize genome sequencing:

Until now, determining whether two disease-associated variants were on the same or different parental chromosome was either impossible or required expensive, low-throughout technologies – an approach often infeasible in a clinical environment. Complete’s new LFR technology not only enables an accurate identification of mutations, but includes phasing that shows which mutations are in fact together on the same parental chromosome. Through phasing, a physician can determine whether a patient with two pathogenic variants in a gene including its regulatory regions is affected or merely a carrier of the trait. In addition, Complete’s LFR technology provides, for the first time, accurate whole-genome sequencing from as few as 10 to 20 cells (only 100 picograms of DNA), making it an ideal choice for small sample clinical sequencing applications including circulating tumor cells, fine needle aspirations, and pre-implantations genetic diagnostics.

50. In that same press release, Dr. George Church, professor of genetics at Harvard Medical School, was quoted as saying that “[i]n the not-too-distant future, failure to use phasing when providing genomic diagnoses in patient care will be seen as unacceptably inaccurate. I also suspect that LFR will reveal surprising things we didn’t know were missing because we didn’t have a tool to see them.”

51. As reported in a July 12, 2012 Reuters article titled “Complete Genomics shares rise on new technology,” shares of Complete Genomics’ common stock rose 14% to a trading price of $3.34 per share upon the Company’s announcement that its new LFR technology would reach the market in early 2013.

52. According to a July 12, 2012 statement by UBS analyst Daniel Arias, “LFR potentially gives Complete Genomics’ service offering a key point of differentiation upon introduction in early 2013.”

53. In a press release issued by Complete Genomics on August 8, 2012 announcing its financial results for the second quarter of 2012, the Company reported its highest quarterly revenue, generating revenue of $8.7 million, up 123% compared to revenue for the first quarter of 2012, and up 47% compared to revenue for the second quarter of 2011.

54. In addition, in the second quarter of 2012, the Company began to recognize revenue from the backlog that had been accumulating at the Company in 2001 and the first quarter of 2012, reporting that it had recognized revenue for more than 2,100 genomes, including approximately 200 genomes that had shipped but were awaiting recognition at the end of the first quarter. With respect to additional revenue the Company expected to generate in the third quarter of 2012, the press release reported that “[t]he company’s backlog as of June 30, 2012 was approximately 4,600 revenue generating genomes, including approximately 1,000 genomes booked in the second quarter, representing an aggregate revenue potential of approximately $22 million. In the third quarter, we expect to deliver over 2,200 genomes to revenue and non-revenue generating customers.”

55. However, the Offer Price fails to account for the value of the Company’s innovative LFR technology and the revenue and profits that the LFR technology alone will generate for the Company beginning in early 2013, the same time the Proposed Transaction is expected to close. The defendants entered into the Proposed Transaction just as the Company began recognizing substantial revenue from its backlog and just before the Company is scheduled to introduce its groundbreaking LFR technology to the market. Taking into account the historical and current value of Complete Genomics’ stock, the considerable revenue Complete Genomics is expected to recognize from backlog, the value that LFR technology is set to provide Complete Genomics beginning in 2013, as well as Complete Genomics’ own outlook on its business and growth potential, the intrinsic value of the equity of Complete Genomics is materially greater than the consideration contemplated by the Offer Price.

56. Despite the Offer Price being far below the maximum value realizable for shares of Complete Genomics stock, the defendants, in breach of their fiduciary duties, have approved the Merger Agreement, tendered their shares into the Tender Offer, and recommended to the Company’s shareholders that they tender their shares into the Tender Offer. Consequently, the Proposed Transaction will deny the Company’s shareholders their right to receive fair value for their shares of Company stock proportionate to the Company’s current value as well as their ability to share in any future growth of the combined surviving company should the Proposed Transaction be consummated.

The Merger Agreement Contains Terms and Conditions

That are Not in the Best Interests of Complete Genomics’ Shareholders

57. Defendants have approved the Merger Agreement under terms and conditions that are designed to ensure the sale of Complete Genomics to the Buyer under terms and conditions that benefit the Buyer but are not in the best interests of Complete Genomics’ shareholders.

The “No Solicitation” Provisions

58. According to the Tender Offer Statement, during negotiations of the Proposed Transactions with the Buyer, the Buyer made it clear to the Company that “BGI would not enter into a transaction in which the Company had a stand-alone right terminate the merger agreement in order to accept a superior acquisition proposal” and the Board would only have the right to change or withdraw its recommendation to its stockholders based on certain terms and conditions contained in the Merger Agreement. (Emphasis added).

59. The terms and conditions of Section 5.3 of the Merger Agreement, “No Solicitation of Transactions,” are designed to ensure that the Buyer acquires Complete Genomics at the Offer Price at the expense of other potential bidders and Complete Genomics’ shareholders who have the right to receive the maximum value readily available in the market for their shares.

60. Pursuant to section 5(a) of the Merger Agreement, the Board is not permitted to:

(i) solicit, initiate, seek or knowingly encourage or facilitate any Acquisition Proposal or take any action to solicit, initiate, seek or knowingly encourage or facilitate any inquiry, expression of interest, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) enter into, participate or engage in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent or the Purchaser, (iii) furnish to any Person other than Parent or the Purchaser any non-public information that the Company believes or should reasonably know could be used for the purposes of formulating or furthering any Acquisition Proposal, (iv) approve, endorse, recommend, execute or enter into any agreement, letter of intent or Contract with respect to an Acquisition Proposal or otherwise relating to or that is intended to or would reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, arrangement, understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, (v) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (vi) waive, terminate, modify, fail to enforce or release any Person other than Parent or the Purchaser from any provision of or grant any permission, waiver or request under any “standstill,” confidentiality or similar agreement or obligation, or (vii) propose, resolve or agree to do any of the foregoing.

(Emphasis added).

61. As a result, rather than provide the Board with a limited go-shop period during which time the Board could actively solicit and negotiate competing bids, at the moment the Merger Agreement was entered into, the Board was precluded from taking any action in connection with a competing offer to acquire the Company, including holding any discussions or negotiations and providing any information to potential third party bidders, regardless of the potential offer price of a bid.

62. In addition to precluding the Board from taking any action with respect to considering future competitive bids from third parties, the Merger Agreement required the Board to “cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted on or prior to the date of this Agreement with respect to any Acquisition Proposal” and to instruct every potential bidder from the last twelve months to return or destroy “all information, documents and materials relating to the Acquisition Proposal” previously furnished by or on behalf of the Company.

63. To further ensure that the Company is acquired by the Buyer at the Offer Price and not by a potential third party bidder, the Board is restricted from changing its recommendation to shareholders that they approve the Offer Price and tender their shares to the Buyer at that price. Indeed, the Merger Agreement states that the Board may not:

(i) withhold, change, amend, withdraw or qualify (or modify in a manner adverse to Parent) or propose to withhold, change, amend, withdraw or qualify (or modify in a manner adverse to Parent) the approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby.” . . . (ii) adopt, approve, recommend or otherwise declare advisable the adoption of any Acquisition Proposal, publicly propose to adopt, approve or recommend any Acquisition Proposal or publicly take a neutral position or no position with respect to an Acquisition Proposal or (iii) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company.

64. In addition, when the Board receives any inquiry, expression of interest, or proposal from a potential third party bidder, the Merger Agreement requires the Board to provide the Buyer with:

(i) a reasonably detailed written description of any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal (including any modification thereto), or any request for information that could reasonably be expected to lead to an Acquisition Proposal, that is received by the Company or any Company Subsidiary or any Representative of the Company or any Company Subsidiary from any Person (other than Parent or the Purchaser) including in such description the identity of the Person from which such inquiry, expression of interest, proposal, offer or request for information was received (the “Other Interested Party”); and (ii) a complete, unredacted copy of each proposed or final written agreement or written document (including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication transmitted on behalf of the Other Interested Party or any of its Representatives to the Company or any Company Subsidiary or any of their Representatives or transmitted on behalf of the Company or any Company Subsidiary or any Representative of the Company or any Company Subsidiary to the Other Interested Party or any of its Representatives. Thereafter, the Company shall keep Parent informed in writing on a reasonably current basis (no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any

Acquisition Proposal, indication or request (including the terms and conditions thereof and any modifications thereto), and any material developments, discussions, negotiations, including by furnishing a complete, unredacted copy of each proposed or final written agreement or written document (including financing commitments and any related letters or documents) or material written communication and a reasonably detailed summary of each material oral communication transmitted with respect to such Acquisition Proposal.

65. Although the Merger Agreement provides a limited exception to its No Solicitation restriction, that exception only permits the Board to take any action with respect to a competing offer if that offer constitutes a “Superior Proposal,” which under the Merger Agreement must be a proposal “to acquire at least 85% of the outstanding shares of Company Common Stock.” Thus, the Board cannot withdraw or change its recommendation of the Proposed Transaction, regardless of the financial terms of a proposal, for less than 85% of the Company’s stock. This 85% preclusion threshold is economically irrational, given that the Company is a valuable acquisition target for investors looking for a company with strong long term growth potential, particularly with respect to the value that will be generated by the Company’s LFR technology beginning in early 2013.

66. Even when the Board receives a competing offer that constitutes a “Superior Proposal,” the Merger Agreement still precludes the Board from taking any action on that proposal or furnishing any information to that bidder unless the Board provides the Buyer with written notice, at least five days in advance of the Board taking any action on the proposal, specifying in detail “the material terms and conditions of such Superior Proposal, (including the identity of the party making such Superior Proposal) and shall have contemporaneously provided a complete unredacted copy of the relevant proposed or final transaction agreements and documents with the party making such Superior Proposal, including the definitive agreement with respect to such Superior Proposal.”

67. In addition, the Merger Agreement precludes the Board from changing its recommendation to shareholders that they approve the Proposed Transaction, even when offered a Superior Proposal, until after the Board negotiates with the Buyer in good faith “to make such adjustments in the terms and conditions of [the Merger Agreement] so that such Acquisition Proposal ceases to constitute a Superior Proposal.” During any such five day period during which the Board is precluded from taking any action on a Superior Proposal, the Buyer is permitted to “modify the terms and conditions” of the Merger Agreement in order to “cause such Acquisition Proposal to cease to constitute a Superior Proposal.”

68. As such, to the detriment of all potential bidders and the Company’s shareholders, the above terms and conditions of the Merger Agreement preclude the Board from discussing or negotiating with potential bidders without first providing all correspondence and written material used during those discussions to the Buyer. In order to engage in discussions or negotiations with potential bidders, the Board is thus required to give the Buyer real-time updates of every detail of the negotiation process undertaken by the Board. Consequently, a potential third party bidder is put at an inherent disadvantage in attempting to negotiate a competing offer with the Board, as the Buyer will essentially be in the negotiation room with the potential bidder.

69. Further evidencing defendants’ intent to consummate the Proposed Transaction without adequately exploring strategic alternatives, the Individual Defendants and other executive officers of Complete Genomics and major shareholders entered into a Tender and Voting Agreement, dated September 15, 2012, in which they agreed to tender their collectively held 6,094,109 shares of Company stock in the Tender Offer and agreed to vote such shares in support of the back-end merger in the event such stockholder approval is required to consummate the Proposed Transaction.2 These tendered shares collectively constitute approximately 17.5% of the Company’s outstanding shares. According to the Schedule 13-D filed by Complete Genomics with the SEC on September 25, 2012, the Buyer had acquired 6,094,109 shares of the Company’s common stock, representing 17.72% of the Company’s outstanding shares.

70. Pursuant to the Tender and Voting Agreement, the tendering shareholders, including the Individual Defendants, agreed to a No Solicitation clause further prohibiting them from taking any action in connection with a potential competitive offer from a third party bidder, including holding any discussions or negotiations with a potential third party bidder, regardless of the potential offer price of a bid. The Tender and Voting Agreement also requires the tendering shareholders to “immediately cease any and all existing activities, discussions or negotiations” conducted by the tendering shareholders with all potential third party bidders.

The Termination Fee Provision

71. As a further preclusive measure against the Board’s solicitation and consideration of competitive offers from third party bidders, if the Board issues a Change of Recommendation for Complete Genomics’ shareholders to approve a Superior Proposal, the Board is required to pay the Buyer a preclusive and unreasonable termination fee.

72. The Merger Agreement contains termination fee provisions requiring Complete Genomics to pay the Buyer a fee of $4.0 million, as well as payment of 4% of any money drawn by the Company from the Convertible Subordinated Promissory Note (the “Bridge Loan”) being given to the Company by the Buyer in connection with the Proposed Transaction.

[2]

The shareholders who tendered their shares in the Tender Offer pursuant to the Tender and Voting Agreement were defendants Reid, Caskey, Waite, Shuster, and Wall, as well as A. W. Homan (the Company’s Senior Vice President and General Counsel), Bansal (the Company’s CFO), Keith Raffel (the Company’s Senior Vice President and Chief Commercial Officer), Radoje Drmanac (the Company’s Chief Scientific Officer), OVP Venture Partners (and affiliated entities), and Essex Woodlands Health Ventures (and affiliated entities).

73. In connection with the Board’s entry into the Merger Agreement and approval of the Proposed Transaction, the Company entered into the Bridge Loan, dated September 15, 2012, with defendant BGI and BGI-HONKKONG Co., Limited (the “Lender”), a limited company incorporated in Hong Kong and wholly owned subsidiary of defendant BGI.

74. Pursuant to the terms of the Bridge Loan, Complete Genomics may draw up to an aggregate principal amount of $30 million, with the first draw in the amount of $6 million to be funded by the Lender on or about October 1, 2012. Thereafter, Complete Genomics may draw up to an additional $6 million once per calendar month beginning in November 2012 subject to certain conditions, including “the Merger Agreement being in full force.” The Bridge Loan will mature on the earlier of September 30, 2014, the occurrence of a change in control, or an event of default occurring. As such, the Bridge Loan deters the Board from accepting an alternative acquisition proposal, even a Superior Proposal that provides greater value to the Company’s shareholders, because such action would terminate the Merger Agreement and end the Company’s access to the funds offered by the Bridge Loan.

75. The Bridge Loan will likely provide the Company with $30 million in lending by early next year, 4% of which equals $1.2 million. Thus, the aggregate “Termination Fee” that the Company would be required to pay the Buyer should it choose to accept a Superior Proposal to the Offer Price is $5.2 million

76. The Termination Fee of $5.2 million represents approximately 4.4% of the equity value of the Proposed Transaction. A termination fee in this amount is preclusive and intended to ensure that the Board does not change its recommendation to the Company’s shareholders that they tender their shares at the Offer Price, even if the Board receives a third party proposal offering a higher per share price than the Offer Price.

The Top-Up Option

77. Under the Merger Agreement, if the Buyer acquires at least 90% of the outstanding shares of Complete Genomics common stock upon closing of the Tender Offer, the Board “agree[s] to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of stockholders of the Company.” Thus, to the benefit of the Buyer, should the 90% stock ownership threshold be reached, the Buyer will be able to consummate the Proposed Transaction on its own through a short-form merger, without any shareholders meeting being held for the Company’s shareholders to vote on whether to approve the Proposed Transaction.

78. To ensure that the Buyer is able to reach the 90% threshold through the Tender Offer, the Board granted the Buyer an irrevocable option to purchase from the Company at a price per share equal to the Offer Price an aggregate number of outstanding shares of Company stock equal to the number of shares needed for the Buyer to reach a 90% threshold (the “Top-Up Option”).3 The Buyer can exercise the Top-Up Option once it acquires a majority of shares through the Tender Offer. At that time, the Buyer may exercise the Top-Up Options on one or more occasions, in whole or in part. As detailed above, the Buyer has already acquired approximately 17.72% of the Company’s outstanding shares.

79. According to the Recommendation Statement, “[t]he Top-Up Option is intended to expedite the timing of the Completion of the Merger by permitting Parent and Purchaser to effect a shortform merger.”

[3]

As of September 21, 2012, there were a total of 300,000,000 authorized shares of Complete Genomics common stock under Complete Genomics’ Certificate of Incorporation, 34,438,136 shares of which were issued and outstanding and 6,810,855 shares of which were reserved for issuance upon exercise of outstanding options, warrants or the vesting of restricted stock units. As a result, as of September 21, 2012, the maximum number of shares that could be issued under the Top-Up Option was 258,751,009 Shares.

80. Taking into account the possibility that the Buyer may not acquire the requisite majority percentage of Company shares needed to invoke the Top-Up Option, the Tender Offer Statement discloses that the Board agreed to permit the Buyer to “extend the Offer on one or more occasions for successive periods of up to 20 business days ending no later than [the date that is 90 days beyond September 15, 2012, the date of execution of the Merger Agreement].”

(Emphasis added).

81. In addition, to the extent the Buyer has been unable to obtain the 90% stock ownership threshold through the Tender Offer, the Board agreed to provide the Buyer with an additional “subsequent offering period” of up to 10 business days, the length of the initial “subsequent offering period” and each extension thereof to be determined by the Company.

82. Upon exercising the Top-Up Option, the Buyer may pay the Company for the shares topped-up through delivery of a promissory note (the “Promissory Note”). Section 1.8(a) of the Merger Agreement provides that:

The Purchaser shall pay the Company the aggregate par value of the Top-Up Option Shares in cash and the balance of the aggregate price required to be paid for the Top-Up Option Shares by delivery of a promissory note (the “Promissory Note”). The Promissory Note shall be full recourse against Parent and Purchaser, be due one year from the date the Top-Up Option Shares are issued and bear interest at a per annum rate equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal and may be prepaid at any time without premium or penalty.

83. Thus, the Board is providing the Buyer with however many shares the Buyer needs to reach the 90% threshold to consummate the Proposed Transaction without shareholder vote, and is allowing the Buyer to take up to a full year to pay the Company for those shares in cash.

84. To the benefit of the Buyer, but to the detriment to the Company’s shareholders, the terms and conditions of the Top-Up Option are coercive, permitting the Buyer to have sole control and discretion over the timing of the short-form merger with the Buyer. The terms and conditions of the Top-Up Option are designed to ensure that the Buyer acquires the Company at the Offer Price without the Company’s shareholders ever getting to vote on the Proposed Transaction.

85. When considered collectively, the terms and conditions of the No Solicitation, Termination Fee, and Top-Up Option provisions in the Merger Agreement are designed to ensure that the Buyer acquires Complete Genomics at the Offer Price, while improperly restraining the Board’s exercise of its unremitting fiduciary duty to obtain the best possible price that is in the best interests of Complete Genomics’ shareholders.

86. By approving the Proposed Transaction at the Offer Price and recommending that Complete Genomics’ shareholders approve the Proposed Transaction despite the Merger Agreement’s restrictions on the Board’s ability to consider alternative offers, the Board is acting in the best interests of the Buyer at the expense of the best interests of Complete Genomics’ shareholders.

Defendants Have Withheld Material Information from Shareholders

87. The Merger Agreement, Tender Offer Statement, and Recommendation Statement fail to disclose material information necessary for the Company’s shareholders to adequately evaluate the fairness of the Offer Price and determine whether to tender their shares into the Tender Offer.

88. Critically, the Tender Offer Statement and Recommendation Statement fail to disclose material information with respect to the review and analyses conducted by Jefferies &

Company, Inc. (“Jefferies”), the financial advisor engaged by the Company, in rendering its fairness opinion. In connection with the Proposed Transaction, Jefferies issued a fairness opinion which stated that the consideration to be received by the Company’s shareholders in the Proposed Transaction is “fair, from a financial point of view” to such shareholders (the “Fairness Opinion”).

89. According to the Recommendation Statement, the Fairness Opinion was made based on the current financial state of the Company and its current business prospects and the stock trading price history of the Company up to the date that the Fairness Opinion was rendered. Indeed, according to the Fairness Opinion, which was rendered on September 15, 2012, Jefferies acknowledged that “we are of the opinion that, as of the date hereof,” that the $3.15 per share cash consideration to be received by the Company’s shareholders through the Tender Offer was fair.

90. Consequently, the process by which Jefferies arrived at its Fairness Opinion was flawed because it omitted any analysis, consideration, or evaluation of the Company’s revolutionary LFR technology and the value that it will generate for the Company and its shareholders beginning in early 2013. Because this LFR technology is expected to enter the market in early 2013, the same time the Proposed Transaction is expected to close, an opinion on the fairness of the Offer Price must take into consideration the substantial business growth potential and projected revenue and profits the Company is expected to generate from its LFR technology. As a result of the Fairness Opinion’s failure to disclose how, if at all, Jefferies considered the Company’s LFR technology in determining that $3.15 per share is a fair price, the Fairness Opinion is flawed and fails to accurately value shares of the Company’s stock.

91. In addition, the Merger Agreement, Tender Offer Statement, and Recommendation Statement fail to disclose material information in connection with the Top-Up Option. As detailed above, rather than require the Buyer to pay cash upon delivery of shares of Company stock acquired through the Top-Up Option, the Buyer will pay consideration for those shares through delivery of the Promissory Note. Payment under the Promissory Note will not become due until a full year after the Buyer acquires the shares through the Top-Up Option. Because the terms and conditions of the Top-Up Option and Promissory Note are designed to ensure that the Buyer acquires the necessary number of shares of Company stock to complete the Tender Offer and consummate the Proposed Transaction, the Top-Up Option and Promissory Note are providing substantial benefits to the Buyer.

92. However, the Merger Agreement, Tender Offer Statement, and Recommendation Statement fail to disclose whether, and to what extent, the Board determined the sufficiency of the consideration received for the Top-Up Option shares acquired by the Buyer, through a board resolution providing for the creation and issuance of the Top-Up Option. The Merger Agreement, Tender Offer Statement, and Recommendation Statement also fail to disclose whether, and to what extent, the Board determined the value the Promissory Note and what value, if any, the Board discussed during meetings in determining the fairness of the consideration received for granting the Buyer such beneficial terms of the Top-Up Option and Promissory Note.

93. Information about the effects of the Top-Up Option and the Board’s review and analysis of the consideration received in return for granting the Buyer the Top-Up Option in assessing the fairness of the Offer Price is material considering the stated purpose of the Top-Up Option is to “expedite the timing of the Completion of the Merger.”

94. However, to the detriment of the Company’s shareholders, the defendants failed to disclose the above information to shareholders or provide shareholders with a form of promissory note attached as an exhibit to the Tender Offer Statement. In doing so, the defendants have failed to provide shareholders with any indication that the Board adequately considered and approved all material payment terms for the Top-Up Option and validly determined the consideration received for granting the Buyer the Top-Up Option and Promissory Note under such favorable terms to the Buyer.

Defendants are not Disinterested with Respect to the Proposed Transaction

95. As detailed above, the Individual Defendants have taken certain steps to ensure that Complete Genomics is sold to the Buyer under terms and conditions highly favorable to the Buyer, including entry into the Tender and Voting Agreement, pursuant to which approximately 17.5% of the Company’s outstanding shares were tendered into the Tender Offer.

96. One of the insider shareholders who tendered its shares of Company stock into the Tender Offer is Essex Woodlands Health Ventures, a venture capital firm, who held and tendered 4,156,269 shares pursuant to the Tender and Voting Agreement. Defendant Caskey has served as an Adjunct Partner at Essex Woodlands Health Ventures since 2003 and was elected to the Board by Essex Woodlands Health Ventures Fund VIII, L.P., who is granted authority by the Company to designate a director to serve on the Board. As a result, defendant Caskey suffers a conflict of interest and was not disinterested with respect to his decisions to approve the Proposed Transaction, to tender his shares into the Tender Offer, and to recommend to shareholders that they tender their shares into the Tender Offer.

97. Pursuant to the Tender and Voting Agreement, OVP Venture Partners and affiliates tendered their 1,424,629 shares of Company stock into the Tender Offer. Defendant Waite has been a General Partner of venture capital firm OVP Venture Partners II since 1987, a

General Partner of OVP Venture Partners III since 1994, a General Partner of OVP Venture Partners IV since 1997, a General Partner of OVP Venture Partners V since 2000 and a General Partner of OVP Venture Partners VI since 2001. Defendant Waite was designated to serve on the Board by OVP Venture Partners VI, L.P., who is granted authority by the Company to designate a director to serve on the Board. As a result, defendant Waite suffers a conflict of interest and was not disinterested with respect to his decisions to approve the Proposed Transaction, to tender his shares into the Tender Offer, and to recommend to shareholders that they tender their shares into the Tender Offer.

98. Moreover, in approving the Offer Price and seeking shareholder approval for the fairness of the Offer Price, the Board relied on the Fairness Opinion issued by Jefferies, which stated that the Offer Price was “fair, from a financial point of view” to such shareholders. Under the terms of the Board’s engagement of Jefferies as financial advisor to assist the Board in evaluating the fairness of the Offer Price, the Company agreed to pay Jefferies a fee of $3.3 million. However, that fee was structured in a way to offer substantial financial incentives to Jefferies to issue an opinion that would generate enough shareholder support for the Offer Price to get the Proposed Transaction consummated. Of the $3.3 million fee the Company will pay Jefferies for its financial advisory services, $2.55 million, or 77%, is payable contingent on the Tender Offer being successfully completed at the Offer Price.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties

(Against the Individual Defendants)

99. Plaintiff repeats and re-alleges each allegation set forth herein.

100. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Complete Genomics. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Complete Genomics.

101. As demonstrated by the allegations above, the Individual Defendants have breached their duties of loyalty and care owed to Plaintiff and the other shareholders of Complete Genomics by, among other things:

(a) Accepting, and advising the Company’s shareholders to accept, an Offer Price that provides value to the Company’s shareholders substantially below the fair and inherent value of the Company;

(b) Failing to conduct a reasonably informed evaluation of whether the Proposed Transaction was in the best interests of Complete Genomics’ shareholders;

(c) Failing to take all reasonable steps necessary to maximize the value received by the Company’s shareholders for their shares of Complete Genomics stock; and

(c) Agreeing to terms and conditions contained in the Merger Agreement that are designed to ensure the Company’s sale to the Buyer at the Offer Price while deterring other potential buyers from making alternative bids to acquire the Company.

102. As a result of the actions of the Individual Defendants, Plaintiff and the other members of the Class are, and will be, prevented from obtaining the highest value reasonably available for their shares of Complete Genomics common stock.

103. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive the Class of its fair proportionate share of the Company’s valuable assets and businesses, to the irreparable harm of the Class.

104. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the irreparable injury which the defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty of Disclosure

(Against the Individual Defendants)

105. Plaintiff repeats and re-alleges each allegation set forth herein.

106. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

107. The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

108. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

109. Plaintiff and the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

Aiding and Abetting Breach of Fiduciary Duties

(Against Complete Genomics and the Buyer)

110. Plaintiff repeats and re-alleges each allegation set forth herein.

111. The Buyer and Complete Genomics, by reason of their status as parties to the Merger Agreement, and their possession of material, non-public information, have aided and abetted the Individual Defendants in the aforementioned breach of fiduciary duties.

112. The breaches of fiduciary duties by the Individual Defendants could not and would not have occurred but for the conduct of the Buyer and Complete Genomics who have aided and abetted such breaches in connection with the Proposed Transaction.

113. In negotiating and gaining Board approval of the Proposed Transaction at the Offer Price and under certain terms and conditions contained in the Merger Agreement which, as discussed above, were not in the best interests of Complete Genomics’ shareholders, the Buyer exploited and took advantage of conflicts of interest within the Board. The Buyer knowingly participated in the Individual Defendants’ breaches of fiduciary duty by approving of the Proposed Transaction under terms and conditions which require the Board to prefer the interests of the Buyer and the Individual Defendants at the expense off the best interests of Complete Genomics’ shareholders.

114. Unless enjoined by this Court, the Buyer and Complete Genomics will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will cause irreparable harm of the Class.

115. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the irreparable injury which the defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this lawsuit is properly maintainable as a class action and certifying Plaintiff as a representative of the Class;

B. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the other members of the Class;

C. Permanently enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

D. In the event the Proposed Transaction is consummated, rescinding it and setting it aside;

F. Awarding Plaintiff and the Class their costs and disbursements and reasonable allowances for Plaintiff’s counsel and experts’ fees and expenses; and

G. Granting such other and further relief as may be just and proper.

Dated: October 1, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

NEWMAN FERRARA LLP

Jeffrey M. Norton

Roy Shimon

1250 Broadway, 27th Floor

New York, NY 10001

(212) 619-5400

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